

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2011

Mr. Craig A. Creaturo
Chief Financial Officer and Treasurer
II-VI Incorporated
375 Saxonburg Boulevard
Saxonburg, Pennsylvania 16056

**Re: II-VI Incorporated
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed August 27, 2010
File No. 000-16195**

Dear Mr. Creaturo:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief